THRYV HOLDINGS, INC.
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas 75261

September 21, 2020
VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549-3561
Attn: Daniel Morris

Re:	Thryv Holdings, Inc.
Registration Statement on Form S-1
(File No. 333-248532)

Ladies and Gentlemen:
We refer to the registration statement on Form S-1 (File No. 333-248532) (as amended, the “Registration Statement”), of Thryv Holdings, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on September 23, 2020 or as soon as practicable thereafter. In making this request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Please call Corey R. Chivers at (212) 310-8893, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Thryv Holdings, Inc.

By:	/s/ Paul D. Rouse
	Name:	Paul D. Rouse
	Title:	Chief Financial Officer, Executive Vice President and Treasurer

[SIGNATURE PAGE TO ACCELERATION REQUEST]